LAW OFFICES
Silver,  Freedman  &  Taff,  L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

September 14, 2010

VIA EDGAR AND COURIER

William Friar
Senior Financial Analyst
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re	Heritage Financial Group, Inc. Registration Statement on Form: S-1 Filed June 22, 2010 File No. 333-167670	and	Heritage Financial Group Form 10-K for December 31, 2009 Filed April 9, 2010 File No. 0-51305

Dear Mr. Friar:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Heritage Financial Group, Inc. (the “Registrant”), we enclose herewith for filing Pre-Effective Amendment No. Two (the “Amendment”) to the Registrant’s Registration Statement on Form S-1 relating to the proposed offering.  The Amendment is marked to show all revisions to Pre-Effective Amendment No. 1 filed on August 11, 2010.

William Friar
Securities and Exchange Commission
September 14, 2010

The Amendment responds to comments raised by the staff of the Securities and Exchange Commission in its letter dated August 11, 2010 (the “Comment Letter”) and a series of subsequent conversations between the staff and representatives of the Registrant, including its chief financial officer and outside counsel.  As a result of the discussions with the staff, Heritage Financial Group (the “Company”) revised the accounting treatment and fair value measurements related to its FDIC-assisted acquisition of The Tattnall Bank (“Tattnall”).  The revision affected the accounting for expenses that had been or would have been incurred in connection with the work-out of loans in the acquired loan portfolio.  The revision did not alter previously reported balance sheets or results of operations for the periods ended and as of December 31, 2009 and March 31, 2010.  Prior to responding to the specific comments in the Comment Letter, the Registrant is providing an overview of the accounting revisions that were made in response to those comments.  The Registrant’s responses to the staff’s comments are numbered to correspond to the numbered comments in the Comment Letter.  The Amendment also addresses oral comments received from the legal and financial analysis staff respecting the Tattnall transaction and our responses in the prior filing on pages 5, 19, 50 and 108 of the prospectus.

Overview of Accounting Revisions

Initially, the Company accounted for all loans acquired in the acquisition of The Tattnall Bank (“Tattnall”) under ASC 310-30.  After discussions with the staff, the Company reevaluated the loans acquired and divided the portfolio into seven pools.  The primary basis for allocating the loans to the pools was the loan portfolio review performed by the Company and its outside loan review firm shortly after the acquisition.  The new pools established were as follows:

1.	Pool 1 – Loans rated by the Company as special mention
2.	Pool 2 – Loans rated by the Company as substandard
3.	Pool 3 – Loans rated by the Company as doubtful
4.	Pool 4 – Loans rated by the Company as loss
5.	Pool 5 – Loans without monthly payments
6.	Pool 6 – Loans with monthly payments originated within the last twelve months
7.	Pool 7 – Seasoned performing loans with good payment structures (this pool is not accounted for under ASC 310-30)

At the date of acquisition, there was approximately $1.4 million in nonperforming loans in the acquired portfolio.  All of these loans were considered in either pool 2, 3 or 4.  It should be noted that, like most failing financial institutions, Tattnall was not recognizing problem loans in a timely manner and was not accounting for these loans in accordance with GAAP.  Many of the loans would have been moved to nonaccrual status under our accounting practices, as required by GAAP and regulatory requirements.  We did not rely on the accounting practices of Tattnall in determining our valuation of the loan portfolio.

William Friar
Securities and Exchange Commission
September 14, 2010

As mentioned in discussions with the staff, the loans acquired in the Tattnall acquisition were poorly documented loans.  The loans files contained little financial information evidencing the ability of the borrower to perform under the terms of the loan.  In addition, the loan portfolio contained a high level of loans that had payment structures less frequently than monthly, such as quarterly or annually.  The portfolio also was heavily reliant on agricultural income as a source of repayment.  Given the cyclical nature of the agricultural industry, it is imperative to have current financial information to determine a borrower’s capacity to repay outstanding loans.   Tattnall’s underwriting practices were very poor, and their loan policy and practices allowed poorly structured loans.  Many of the loans in the portfolio had improper amortization periods.  For example, there are loans in the portfolio for depreciating assets that were structured with interest only payments.  As we move these poorly structured loans into proper loan structures, we will experience further deterioration in the loan portfolio.

The Company recognizes that the portfolio could have been further subdivided by loan type and other factors.  However, based on the size of the portfolio relative to the overall size of the Company’s portfolio, a further breakdown of the portfolio would not yield material changes to the current breakdown, and therefore, the additional cost to do so would not be beneficial.

Initially, the Company recorded a liability of $2.3 million to cover anticipated expenses related to working through the problem assets in Tattnall’s portfolio.  The primary expenses accrued were legal fees and real estate carrying costs, primarily property taxes.  The Company relied on the GAAP principles found in ASC 450-20-25-1 in establishing these contingencies.  However, as discussed with the staff, the Company determined that a preferred method of accounting for this would be applying a further discount to the loans acquired.  Given that most of these costs are related to items that would be used by a purchaser in determining the market value of a portfolio for purposes of making a bid on loans, the Company believes it is reasonable to use this as a further discount to the loans acquired.  The staff agreed with this position in our discussions.  The Company made this adjustment during the quarter ended June 30, 2010.  The accrual was moved from a liability to a further discount to the loans acquired.  In addition, the Company expensed approximately $280,000 during the quarter ended June 30, 2010, that was originally allocated to the liability account.  Going forward, the Company will expense these problem loan expenses as incurred.

The Company analyzed whether it should amend its filings for the year ended December 31, 2009 and March 31, 2010 related to this change.  For the year ended December 31, 2009, based on this change, we would have decreased our assets and liabilities by $2.3 million.  The change would have no affect on the income statement.  Based on our total assets at December 31, 2009, of $571.9 million and total liabilities of $511.1 million, we believe this reclassification to be immaterial.  For the quarter ended March 31, 2010, based on this change, we would have decreased our assets and liabilities by $2.0 million.  Based on our total assets at March 31, 2010, of $574.4 million and total liabilities of $512.7 million, we believe this reclassification to be immaterial.  We incurred costs during the quarter ended March 31, 2010, that were applied to the liability account that would have been expensed based on the changes we made for the quarter ended June 30, 2010.   In analyzing whether we should amend our filings for the quarter ended March 31, 2010, we relied on APB 28 – Interim Financial Reporting, as discussed with the Commission staff, regarding materiality. We concluded that the effect on that period was immaterial, and we could make the adjustment in the quarter ended June 30, 2010.  We discussed this with our auditors, and they agreed with our opinion.  This information can be found in Note 2 to our financial statements and in the comparison of operating results for the six months ended June 30, 2010 and 2009 in amendment number 2 to our S-1 filed on September 14, 2010.

William Friar
Securities and Exchange Commission
September 14, 2010

Form S-1

Financial Statements

1.
Please refer to your response to comment 7 of our July 8, 2010 letter and related disclosures in your Form S-1 regarding the loans acquired in your purchase of The Tattnall Bank.  We note your disclosure on page F-20 that you "could not readily determine the borrower's financial capacity to meet their obligation on each loan acquired from Tattnall, and therefore, (you) relied primarily on an estimation of the liquidation value of the collateral in order to determine the value of each loan, and whether or not (you) would be able to collect all contractually required payments.  Based on this evaluation, (you) determined (you) should account for all the loans acquired in the Tattnall acquisition under FASB ASC 310." Please address the following:

●
Please tell us in detail how you segregated the acquired loans into pools for accretion and impairment testing purposes.  Tell us how many pools you created and the basis for segregation.  Identify the specific loan characteristics that were used for segregation. Identify whether performing and nonperforming loans were separately segregated.

Response:	See the overview and the discussion in Note 2 to the consolidated financial statements.

●	Tell us the amount of loans that were performing versus nonperforming as of the acquisition date for each loan category.

Response:	As noted in the overview, the previous single pool was divided into seven pools and a single pool of performing loans was created that is not accounted for under ASC 310-30.

●
Tell us specifically whether you believe all the loans in each pool evidenced credit deterioration on an individual basis and whether each individual loan exhibited credit-related deterioration.  Explain your basis for that belief.

Response:
As discussed with the staff, we based our pools primarily on our credit risk ratings.  These credit risk ratings were assigned to each individual loan based on a loan review of the portfolio performed by our third party loan review consultant.  This review evidenced credit deterioration on an individual loan basis based on information about each loan.  This information included the loan payment history, financial information about the borrowers and the value of the loan collateral.

William Friar
Securities and Exchange Commission
September 14, 2010

●
Please tell us the specific information you reviewed at the individual loan level in order to determine that you would not be able to collect all contractually required payments pursuant to ASC 310-30-05.

Response:	The information reviewed at the individual loan level included the loan payment history, financial information about the borrowers and the value of the loan collateral.

●
You state here that your purchase allocation amounts are still preliminary.  Please provide us with a timeline of your progress to date in that process and how it affected your initial determination of whether individual loans were within the scope of ASC 310-30.  Identify the remaining steps you have to take to conclude your purchase price allocation and any impact on your application of ASC 310-30 to this portfolio.  Discuss how your evaluation of the credit deterioration of individual loans has changed or been updated as part of this process.

Response:
As noted above in the overview, we have made changes to our estimates from our previous filing.  In addition, we will engage a third party valuation expert in the fourth quarter of 2010 to finalize our estimations of fair market value within the one year period allowed in the current accounting literature.

●
Please revise your disclosures in Note 4 on page F-30 to more clearly discuss and quantify the impact of purchase price adjustments made in subsequent periods.  Tell us the amount of your adjustments made during the first quarter and second quarter of 2010 separately.

Response:
Please see the additional disclosures in Note 2 to the financial statements that discloses the changes in our estimates of cash flows from the initial valuation date up to June 30, 2010, the date of our financial statements in the filing.

●
In cases where you may have determined that a loan evidenced impairment even though it was performing under the terms of the loan agreement, please tell us in detail how you determined that the loan exhibited signs of credit deterioration such that you would not be able to collect all contractually required payments under ASC 310-30.  Identify the information you relied on in making that determination.

William Friar
Securities and Exchange Commission
September 14, 2010

Response:
We reviewed information at the individual loan level, including the loan payment history, financial information about the borrowers and the value of the loan collateral.  In cases where we believed, based on our analysis, that the borrower did not have the capacity to continue to make the contractually required payments, we determined that the loan exhibited signs of credit deterioration.

2.
It appears you have not recognized any of the accretable yield in the quarter ended March 31, 2010.  We do not believe it is appropriate to delay recognition of the entire amount.  Please revise your financial statements accordingly.  Otherwise, explain to us in detail why you have not recognized any of this amount and why you think it is appropriate not to have done so.  Please provide us with a materiality analysis of the impact of this error to the quarter ended March 31, 2010.

Response:             Initially, we reported that no accretable yield had been recognized for the periods ended December 31, 2009 and March 31, 2010.  This was based on our understanding of the required disclosures and a review of disclosures from other filers, in which we believed we were to report any movement from nonaccretable yield to accretable yield.  We have recognized in interest income for all periods amounts accreted from accretable yield.  In addition, we have made adjustments between accretable yield and nonaccretable yield based on our new pools and changes in our estimates subsequent to the acquisition date.  After the development of the seven pools, we also adjusted the initial amount of accretable yield on this portfolio from $2.0 million to $3.6 million, because of the increase in estimated cash flows expected on the portfolio.  This information can be found in Note 2 to our financial statements.

3.	Tell us whether you have recognized any accretion on these loans during the quarter ended June 30, 2010 as depicted in your Recent Developments section beginning on page 29.

Response:
The June results are now throughout the document rather than in a Recent Developments section.  We did recognize $1.6 million in accretion during the six months ended June 30, 2010.  See overview and disclosure of accretable yields in Note 2 to the financial statements.

4.	Please address the following regarding certain other assets acquired as part of the Tattnall acquisition:

●
Please tell us in detail the specific nature of the OREO and certain loans that were assigned no value at acquisition.  Tell us the amount of the fair adjustment for these assets at acquisition and how you determined that amount.  Explain how the difference in the amount acquired from the FDIC and the amount at which you recorded these assets arose.

William Friar
Securities and Exchange Commission
September 14, 2010

Response:
The loans and OREO that were given no value were primarily speculative development loans consisting of raw land and undeveloped lots in market areas that had experienced high levels of appreciation in real estate values over the past few years and have now seen significant decreases in values.  Many of these market areas now have lot inventories that will not be utilized for many years, even decades.  In addition to the decrease in value, there are carrying costs associated with this raw land, including taxes and liability insurance.  Also, some of the properties that had begun development have costs to maintain the property, such as maintaining erosion control.  In areas around Atlanta, Georgia, and areas along the Georgia and Florida coast, it is not uncommon to see appraisals for real estate of this type showing no value.   The primary reason that no value is given in these appraisals is that the present value of the carrying costs, based on the amount of time expected to sell the property, exceeds the value of the property.

●
Please tell us in detail the authoritative basis you relied accruing a liability for expenses related to work through and dispose of problem assets as well as other conversion costs.  Tell us the components of this accrual and how you determined each component.

Response:	Based on our discussions with Commission staff, please see overview regarding the reclassification of this liability.

5.
Please discuss the reasons why the loans were written down on average 23% as part of the purchase price analysis, based on the liquidation value of the collateral underlying the loans, and yet the real estate owned balances were written down on average 89%, based on fair value of collateral.  In this regard, we note that prior to the application of purchase accounting, the loans would likely have been accounted for at amortized cost with an allowance for loan losses, and the real estate owned balances would have been carried at fair value less costs to sell.  As part of your response, please tell us whether similar methodologies were used to value the collateral underlying the loans and real estate owned, whether the loans and real estate owned are located in similar markets, and whether costs to sell were factored into the fair value of the loans.

Response:        Tattnall’s loan portfolio consists primarily of real estate loans with collateral located in Tattnall’s local market area.  The real estate collateral in this market area has not experienced the same level of decline in value that the out of market real estate held in Tattnall’s OREO portfolio experienced.  The OREO held by Tattnall consists primarily of out of market speculative real estate.  This real estate is located in market areas that experience high levels of growth, and have now experienced significant declines in value.  Tattnall relied on appraisals that were outdated in establishing their valuations for OREO.  The Company has established its valuation based on its best estimate of current fair market value less costs to dispose. We enhanced our disclosures in Note 2 to our financial statements to better disclose this information.

William Friar
Securities and Exchange Commission
September 14, 2010

General

6.	Please revise your Exchange Act documents as applicable to address the above comments.

Response:	As discussed with staff, please see Note 2 in the financial statements contained in amendment number 2 to our Form S-1 filed on September 14, 2010.

Closing Comments

In connection with responding to the Comment Letter, the Registrant acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will provide requests from the Registrant and from Keefe, Bruyette & Woods for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4536 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,

/s/ Marianne E. Roche

Marianne E. Roche

cc:	(Hard copy by messenger)
David Lyon (two copies)
(Hard copy by FEDEX)
Heritage Working Group